Contact

www.linkedin.com/in/brianpscott (LinkedIn)

Top Skills

Leadership
Strategic Planning
Start-ups

Certifications

Wharton School - Entrepreneurship 1: Developing the Opportunity

Wharton School - Entrepreneurship 3: Growth Strategies

Wharton School - Entrepreneurship 4: Financing and Profitability

Wharton School - Entrepreneurship 2: Launching your Start-Up

Honors-Awards

Brian Scott Award for Leadership and Dedication - Dobbins Society of the Flagship Niagara League - 2013

Pennsylvania Historical & Museum Commission - Volunteer Of The Year 2009

Flagship Niagara League - Sea Daddy Award 2009

Rentway - Store Manager of the Year 1993

Eagle Scout - Boy Scouts of America

Brian Scott

CEO at Pittmoss
Greater Pittsburgh Region

Summary

Organizational leader and entrepreneur that developed business, marketing & advertising, and strategic plans in order to raise private equity financing and grow several companies. Developed and implemented accounting, HR, and purchasing procedures to ensure ethical business practices as well as business continuity.

An IT leader that built and led both permanent teams at the departmental level and cross functional temporary project teams to support both large and small organizations. IT leadership brought significant competitive advantage to the organization in a company known as the technology leader in the industry.

M&A project team leader that built and led large cross functional teams responsible for business integration, culture change, and systems integration on short timelines. Led teams or personally developed policy and procedure manuals, audit manuals, and training manuals for business integration efforts.

Volunteer on multiple community projects. Built a strategic plan to improve the local entrepreneurial ecosystem and led a business turnaround at a local non-profit organization helping to take it from a failing organization to a thriving organization with a $2.1m budget. Mentored at-risk youth through the Big Brother's program for more than ten years.

Educator, having taught post-graduate level students all facets of IT management.

Specialties: Organizational leadership, IT leadership, merger & acquisition integration, culture change leadership, strategic planning, project management, purchasing, human resource P&P development, various IT technical skills, brand, marketing & advertising plan development, business plan development, private equity offerings, and entrepreneurship.

Experience

Pittmoss
President and CEO
May 2016 - Present (9 years)
Ambridge, PA

CEO of Pittmoss, LLC, a Pittsburgh startup that creates a recycled/upcycled substitute for peat moss. Pittmoss has proven in green house trials to outgrow all current peat-based potting soil products when mixed with these products or when plants are grown in nutrient enriched Pittmoss as a stand alone product. Leading a company pivot to the retail market.

Aurochs Brewing
Board Member
August 2015 - Present (9 years 9 months)
Emsworth, Pennsylvania

Express Management Group
President & CEO
January 2003 - May 2019 (16 years 5 months)

President and CEO of Express Management Group which consists of partner companies Express Cash Advance (short-term loans), Express Home Furnishings (rent-to-own), and Express Realty (commercial real estate). The organization operates six short-term loan stores, three rent-to-own stores and a commercial strip plaza. In addition, Express Management Group leads Pittmoss, LLC, a Pittsburgh startup which makes a recycled/upcycled peat moss substitute used for growing plants, horse bedding, and other uses.

Technology Council of Northwest PA
Co-Chair of the Innovation Collaborative
November 2012 - November 2018 (6 years 1 month)

Co-Chair of the Innovation Collaborative (IC), an initiative of the Tech Council of NWPA which is focused on improving NWPA's "entrepreneurial ecosystem". Provided leadership as well as project and vendor management while working with Jumpstart and others in the IC to complete a market assessment, ecosystem map, and strategic planning for ecosystem improvements.

BlueTree Allied Angels
Erie Chairman
2011 - May 2018 (7 years)

Gannon University
Adjunct Faculty
September 2007 - January 2016 (8 years 5 months)

Taught Managing Information Organizations, masters level course.

Flagship Niagara League
Emeritus Trustee
December 2007 - March 2013 (5 years 4 months)

Served as Trustee, Board President, and Treasurer for the Flagship Niagara
League. Led the organization through a 70% reduction in funding from the
Commonwealth with no interruption in programs. Provided vision for growth
and led the organization from a small budget non-profit with two FTE's to
a $2.1M organization with 10+ FTE's and a $500k+ cash surplus within
four years. Chaired and managed Tall Ships Erie 2010, a fundraiser which
attracted 75,000 visitors and generated a $220k surplus for the League, the
proceeds of which allowed for several ship restoration projects.

Tall Ships Erie
Chairperson
February 2010 - September 2010 (8 months)

Chairman and project manager for the Tall Ships Erie 2010 event, a first-time
fundraiser for the Flagship Niagara League which attracted more than 75,000
visitors and generated more than $220k profit for the League. The proceeds of
the project allowed the Flagship Niagara to complete several major restoration
projects including the rebuilding of the port bow and the restoration of the
ship's galley.

Rentway
Chief Information Officer
July 1990 - November 2002 (12 years 5 months)

Led the Information Technology group for a $660M NYSE company with 1,200
locations. Provided competitive advantage for the organization which was
recognized as the technology leader within its industry. Implemented multiple
enterprise-wide systems including internally developed POS, Peoplesoft ERP,
intranet, CRM, CBT, and several infrastructure projects.

Education

Pennsylvania State University, University Park, PA

BA, History · (1986 - 1990)

Gannon University, Erie, PA

MS, Computer and Information Science · (2003 - 2007)

Cathedral Preparatory School, Erie, PA

College/University Preparatory and Advanced High School/Secondary Diploma
Program · (1982 - 1986)